UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, September 30, 2019 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today the Extraordinary Board of Directors of SQM approved to amend the SQM Board Protocol for the presentation and use of sensitive information, previously approved by the Board on April 15, 2019, as follows:

SQM Board Protocol for the presentation and use of sensitive information

Today, the Board of Directors of SQM (the “Board” and the “Company” respectively) approved to amend the SQM Board Protocol for the presentation and use of sensitive information in the Board and its Committees, and in the boards of SQM´s subsidiaries, approved on April 15, 2019, (the “Protocol”) as follows:

1	Managing of information in the Board of Directors

1.1	The Board of Directors has defined that the directors and main executives of the Company have the duty and responsibility to comply with the Company's Fair Competition Policy (the “Policy”) and cooperate with the objective of the agreement signed on August 27, 2018, between Tianqi Lithium Corporation and the Chilean National Economic Prosecutor Office (the “Agreement”), which sought to implement behavioral measures in order to (i) maintain the competitive conditions of the lithium market, (ii) mitigate the risks described in the Agreement and (iii) limit the possibility of accessing certain information related to the Company and its subsidiaries, which is defined as sensitive under the Agreement (the "Sensitive Information")[1], by Tianqi.

1.2	According to the Chilean Corporations Act, all of the Company’s Directors, including those nominated or elected by a Competitor Shareholder, have the right to receive all Company information including the Sensitive Information.

[1]	Under the Agreement, "Sensitive Information" is defined as SQM's Commercially Sensitive Information in the lithium business, specifically related to its strategic information regarding production quantities, inventory policies, investments, technologies, know how, sales contracts, pricing policies, patents, new exploitation, refining or expansion projects, new businesses, costs and other competitive strategic variables, whether communicated by any means or contained in internal summaries, minutes, presentations, agreements or other documents. In turn, SQM's lithium business is defined in the Agreement as present or future business related to the lithium industry, such as the current or future production, processing, marketing and/or distribution of brine, lithium carbonate, hydroxide of lithium and any other lithium compound produced by SQM and / or the companies controlled by said company or on which it exercises a decisive influence. Finally, a Decisive Influence is defined in the Agreement as the ability of a person or entity to determine or influence the administration and competitive decisions of another under the terms of letter b) of article 47 of Decree Law No. 211 and in accordance with terms indicated by the Chilean National Economic Prosecutor Office in the Competition Guide.

1.3	For the purposes of this Protocol, a "Competitor Shareholder" is understood to be one who has been identified as a competitor of the Company in the lithium business, by any of the following persons or entities: (i) the shareholder himself, (ii) the Board of Directors, (iii) the Chilean National Economic Prosecutor Office (the “FNE”), the d) The Antitrust Court (the "TDLC") or any other antitrust authority that exercises jurisdiction over the Company or said shareholder, or (iv) the Agreement or any other instrument that modifies or replaces it.

1.4	It will correspond to the Risk and Compliance Officer of the Company (the “Compliance Officer”) to resolve any doubt or discrepancy about whether certain information corresponds or not to Sensitive Information. In any case, Sensitive Information shall not be understood as that which at the time of being requested was legitimately available to the general public.

2	Board of Directors of Subsidiaries

2.1	The Board of Directors does not contemplate making changes in the manner in which the boards of the Company's subsidiaries are carried out and structured.

2.2	The directors of the Company can attend the meetings of the boards of the Company's subsidiaries with the right to comment and will have the access to the books and records of said subsidiaries.

2.3	The Board of Directors agrees to authorize the full exchange of information between its subsidiaries SQM Salar S.A. and SQM Potasio S.A., in order to allow the executives of the Company and the board directors of both subsidiaries to have consolidated and detailed information of their businesses, for their best management and in the best interest of the Company, in accordance with the guidelines established by the Board from time to time.

3	Right to Information

3.1	The directors of the Company have the right to be fully informed by the CEO of the Company, of everything related to the Company performance at any time in a documented manner.

3.2	Notwithstanding the provisions of sections 1.2 and 3.1 of this Protocol, any request for Sensitive Information that is made outside of a board session by a director of the Company elected by a Competing Shareholder must be made to the CEO or another chief executive of the Company notifying the CEO, the latter must report to the Compliance Officer both the Sensitive Information that has been requested, and the Sensitive Information that has been given, for its timely registration.

3.3	The CEO cannot deny Sensitive Information to a director, nor information that has been treated or known in the Committee or in subsidiaries of the Company, unless this is required by the FNE, TDLC, the Commission for the Financial Market (the “CMF”), or any other governmental or judicial authority with the legal power to request such information.

4	Incident Reports

Given the risks of the Agreement, any director or senior executive of the Company is obliged to inform the Compliance Officer of the Company about any breach of this Protocol as soon as reasonably possible.

5	Clarifications

This Protocol does not constitute a change to the Policy, but complements it. Notwithstanding the provisions of paragraph 1.4 above, any doubt, discrepancy or difficulty that arises due to the application, compliance or interpretation of the Protocol must be reported to the Compliance Officer in order to inform the Company´s Directors Committee to promptly submit a solution proposal to the Board of Directors.

6	Annual report, audit and training

6.1	The Compliance Officer must report to the Board of Directors at least once a year on the compliance with the Protocol and ensure that the Company's Internal Audit audits its compliance.

6.2	The Compliance Officer shall also ensure that the trainings that are carried out according to the Policy and the Training Procedure of the Company's Ethics and Compliance Program, account for the purpose and the main obligations that this Protocol contemplates for the directors and Company´s executives.

7	Deferred Term and Modifications

7.1	The term of the present Protocol shall be indefinite starting from today.

7.2	This Protocol can be modified or dissolved at any time by the Board of Directors, according to its discretion. If this happens, it will be communicated as outlined in section 8.

8	Communication

The Board of Directors agreed that this Protocol is (i) informed as an essential fact to the Commission for the Financial Markets, (ii) informed to the Head of the FNE Compliance Inspection Unit, (iii) informed and distributed to each of the Vice Presidencies and management of the Company and its subsidiaries, and (iv) published immediately on the Company's website www.sqm.com.

About SQM

SQM’s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to supports the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 30, 2019

/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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